United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: October 13, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 11, 2006, entitled “CNOOC Ltd Announces the Startup of Project QK 17-2E”

Exhibit 99.1

CNOOC Ltd Announces the Startup of Project QK 17-2 E

(Hong Kong, October 11, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company”) announced today that Project Qi Kou (QK) 17-2E in Bohai Bay has come on stream successfully. The project is producing over 2,400 barrels of oil per day currently.

This project is located in the southeast of the oil field QK 17-2 in Western Bohai Bay. The average water depth ranges from 5 to 7 meters. With production, QK 17-2 E will become an important part of Boxi oil fields.

The development facilities of Project QK 17-2E include: one wellhead platform and 6 producing wells. To take advantage of other neighboring fields and enhance the economic efficiency, the Company has designed an unmanned central platform and remote control daily production.

Mr. Liu Jian, Executive Vice President of the Company commented, “I am pleased to see the startup of this project on schedule. The unmanned platform of this project will facilitate the Company to enhance operational efficiency effectively while realizing the growth of production. During new project development, CNOOC Ltd. has always placed equal importance on speed and efficiency. Project QK17-2E is one good example.”

QK 17-2 E is a project which CNOOC Ltd. holds 100% interests.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei

General Manager of Investor Relations

CNOOC Limited

Tel: +86-10-8452-1646

Fax: +86-10-8452-1441

E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung

Ketchum Newscan Public Relations Ltd

Tel: +852-3141-8082

Fax: +852-2510-8199

E-mail: Sharon.Fung@knprhk.com